UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

ARMOUR Residential REIT, Inc.

(Name of issuer)

Common Stock, $0.0001 par value per share

(Title of class of securities)

042315101

(CUSIP number)

December 31, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 042315101

1.	Names of reporting persons. I.R.S. Identification nos. of above persons (entities only). QVT Financial LP 11-3694008
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 0
	6.	Shared voting power 249,786
	7.	Sole dispositive power 0
	8.	Shared dispositive power 249,786
9.	Aggregate amount beneficially owned by each reporting person 249,786
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 9.8%
12.	Type of reporting person (see instructions) PN

CUSIP No. 042315101

1.	Names of reporting persons. I.R.S. Identification nos. of above persons (entities only). QVT Financial GP LLC 11-3694007
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 0
	6.	Shared voting power 249,786
	7.	Sole dispositive power 0
	8.	Shared dispositive power 249,786
9.	Aggregate amount beneficially owned by each reporting person 249,786
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 9.8%
12.	Type of reporting person (see instructions) OO

CUSIP No. 042315101

1.	Names of reporting persons. I.R.S. Identification nos. of above persons (entities only). QVT Fund LP 98-0415217
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 0
	6.	Shared voting power 249,786
	7.	Sole dispositive power 0
	8.	Shared dispositive power 249,786
9.	Aggregate amount beneficially owned by each reporting person 249,786
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 9.8%
12.	Type of reporting person (see instructions) PN

CUSIP No. 042315101

1.	Names of reporting persons. I.R.S. Identification nos. of above persons (entities only). QVT Associates GP LLC 01-0798253
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 0
	6.	Shared voting power 249,786
	7.	Sole dispositive power 0
	8.	Shared dispositive power 249,786
9.	Aggregate amount beneficially owned by each reporting person 249,786
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 9.8%
12.	Type of reporting person (see instructions) OO

CUSIP No. 042315101

1.	Names of reporting persons. Quintessence Fund L.P. I.R.S. Identification nos. of above persons (entities only). 98- 0538337
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 0
	6.	Shared voting power 200,605
	7.	Sole dispositive power 0
	8.	Shared dispositive power 200,605
9.	Aggregate amount beneficially owned by each reporting person 200,605
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 8.03%
12.	Type of reporting person (see instructions) OO

Item 1	(a).	Name of Issuer

ARMOUR Residential REIT, Inc. (the “Issuer”)

Item 1	(b).	Address of Issuer’s Principal Executive Offices

The address of the Issuer’s principal executive offices is:

3005 Hammock Way, Vero Beach, Florida 32963, United States

Item 2	(a).	Name of Person Filing

Item 2	(b).	Address of Principal Business Office or, if none, Residence

Item 2	(c).	Citizenship

QVT Financial LP 1177 Avenue of the Americas, 9th Floor New York, New York 10036 Delaware Limited Partnership

QVT Financial GP LLC 1177 Avenue of the Americas, 9th Floor New York, New York 10036 Delaware Limited Liability Company

QVT Fund LP Walkers SPV, Walker House 87 Mary Street George Town, Grand Cayman, KY1 9001 Cayman Islands Cayman Islands Limited Partnership

QVT Associates GP LLC 1177 Avenue of the Americas, 9th Floor New York, New York 10036 Delaware Limited Liability Company

Quintessence Fund L.P. Walkers SPV, Walker House 87 Mary Street George Town, Grand Cayman KY1-9001 Cayman Islands Cayman Islands Limited Partnership

Item 2	(d).	Title of Class of Securities

Common stock, $0.0001 par value per share (the “Common Stock”).

Item 2	(e).	CUSIP Number

The CUSIP number of the Common Stock is 042315101.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐ A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

	(k)	☐ Group, in accordance with §240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution: .

Item 4.	Ownership.

(a) Amount beneficially owned:

QVT Fund LP (the “Fund”) holds share purchase warrants (the “Warrants”) to purchase 1,852,941 shares of Common Stock underlying the Warrants. Quintessence Fund L.P. (“Quintessence”) holds Warrants to purchase 200,605 shares of Common Stock underlying Warrants. As per the Issuer’s Warrant Agreement (as filed with the Securities and Exchange Commission on November 12, 2009) and the Issuer’s Articles of Amendment and Restatement (as filed with the Securities and Exchange Commission on November 12, 2009), the Warrants contain an issuance limitation prohibiting the holder of such Warrants from exercising the Warrants to the extent that such exercise would result in beneficial ownership by such holder of more than 9.8% of the Common Stock then issued and outstanding.

QVT Financial LP (“QVT Financial”) is the investment manager for the Fund and Quintessence and has the power to direct the vote and disposition of the Common Stock held by the Fund and Quintessence. Due to the issuance limitation described above, the Fund may be deemed to beneficially own not more than 249,786 shares of Common Stock issuable upon exercise of the Warrants, and Quintessence may be deemed to beneficially own not more than 200,605 shares of Common Stock. Accordingly, taking into account the issuance limitation, QVT Financial may be deemed to be the beneficial owner of an aggregate amount of not more than 249,786 shares of Common Stock, consisting of the Warrants owned by the Fund and Quintessence.

The aggregate number of shares of which the Fund would be deemed to be the beneficial owner if the Fund fully exercised all of its Warrants is 1,852,941. The aggregate number of shares of which Quintessence would be deemed to be the beneficial owner if Quintessence exercised all of its Warrants is 200,605. The aggregate number of shares of which QVT Financial would be deemed to be the beneficial owner if the Fund and Quintessence fully exercised all of the Warrants is 2,053,546.

QVT Financial GP LLC, as General Partner of QVT Financial, may be deemed to beneficially own the same number of shares of Common Stock reported by QVT Financial. QVT Associates GP LLC, as General Partner of the Fund and Quintessence, may be deemed to beneficially own the aggregate number of shares of Common Stock owned by the Fund and Quintessence, and accordingly, QVT Associates GP LLC may be deemed to be the beneficial owner of an aggregate amount of 249,786 shares of Common Stock.

Each of QVT Financial and QVT Financial GP LLC disclaims beneficial ownership of the shares of Common Stock owned by the Fund and Quintessence. QVT Associates GP LLC disclaims beneficial ownership of all shares of Common Stock owned by the Fund and Quintessence, except to the extent of its pecuniary interest therein.

The percentage disclosed in Item 11 of the Cover Pages for each reporting person is calculated based upon the sum of (i) 2,299,054 shares of Common Stock outstanding, which is the total number of shares issued and outstanding as reported in the Issuer’s Report on Form 8-K, filed with the Securities and Exchange Commission on November 12, 2009, and (ii) the number of shares of Common Stock issuable upon exercise of the warrants held by such reporting person.

(b) Percent of class:

See Item 11 of the Cover Pages to this Schedule 13G.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

0

(ii) Shared power to vote or to direct the vote

See item (a) above.

(iii) Sole power to dispose or to direct the disposition of

0

(iv) Shared power to dispose or to direct the disposition of

See item (a) above.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following….. ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2010

QVT Financial LP		QVT Fund LP

By QVT Financial GP LLC,		By QVT Associates GP LLC,
its General Partner		its General Partner

By:	/s/ Oren Eisner	By:	/s/ Oren Eisner
Name:	Oren Eisner	Name:	Oren Eisner
Title:	Authorized Signatory	Title:	Authorized Signatory

QVT Financial GP LLC		QVT Associates GP LLC

By:	/s/ Oren Eisner	By:	/s/ Oren Eisner
Name:	Oren Eisner	Name:	Oren Eisner
Title:	Authorized Signatory	Title:	Authorized Signatory

Quintessence Fund L.P.

By QVT Associates GP LLC,
its General Partner

By:	/s/ Oren Eisner
Name:	Oren Eisner
Title:	Authorized Signatory